Exhibit 4.4

PROMISSORY NOTE

$150,000	San Antonio, Texas	October 4, 2022

FOR VALUE RECEIVED, DIGERATI TECHNOLOGIES, INC., a Nevada corporation, whose address is 8023 Vantage Drive, STE 660, San Antonio, TX 78230 (the “Debtor”), promises to pay to the order of Derek and Thalia Gietzen, (the “Payee”), the sum of ONE HUNDRED AND FIFTY THOUSAND DOLLARS ($150,000) in lawful money of the United States of America which shall be legal tender for the payment of debts from time to time, together with a $ l,000 origination fee and interest on the outstanding principal amount hereof at the rate of eleven percent ( 11%) interest per annum, computed on the basis of a 360-day year and 30-day months.

This Note shall be payable in a single payment of the principal amount outstanding plus origination fee and any accrued interest, without demand, on October 15, 2022 (the “Maturity Date”). If the Maturity Date shall be a Saturday, Sunday, or day on which Banks in San Antonio, Texas, or the place of payment are authorized or required to be closed, such payment shall be made on the next following day that is not a Saturday, Sunday or day on which banks in San Antonio, Texas, or the place of payment arc authorized or required to be closed and interest thereon shall continue to accrue thereon until such date.

Time is of the essence of this Note, and the Debtor expressly agrees that in the event of default in the payment of any principal or interest when due, the Payee may declare the entirety of this Note immediately due and payable. Upon the occurrence of any default hereunder, the Payee shall also have the right to exercise any and all of the rights, remedies and recourses now or hereafter existing in equity, law, by virtue of statute or otherwise.

In the event that any payment is not made when due, either of principal or interest, and whether upon maturity or as a result of acceleration, interest shall thereafter accrue at the rate per annum equal to the lesser of (a) the maximum non-usurious rate of interest pe1mitted by the laws of the State of Texas or the United States of America, whichever shall permit the higher rate or (b) twenty percent (20%) per annum, from such date until the entire balance of principal and accrued interest on this Note has been paid.

Debtor has the privilege of making prepayments on this Note from time to time in any amount without penalty provided that any such prepayment shall be applied to unpaid interest and origination fees on this Note and the balance, if any, to the principal amount payable under this Note.

In the event of default or if payment of this Note is not made when due or declared due, and the same is placed in the hands of an attorney for collection, or suit is brought on same, or the same is collecred rhrough any judicial proceeding whatsoever, or if any action be had hereon, then Debtor agrees and promises to pay an additional amount as reasonable, calculated and foreseeable attorneys’ and collection fees incurred by Payee in connection with enforcing its rights herein contemplated.

Debtor agrees to reimburse tbe Payee for wire fees not to exceed $100.

It is expressly provided and stipulated that notwithstanding any provision of this Note, in no event shall the aggregate of all interest paid by Debtor to Payee hereunder ever exceed the maximum non-usurious rate of interest which may lawfully be charged Debtor under the laws of the State of Texas or United States Federal Government, as applicable, on the principal balance of this Note remaining unpaid. It is expressly stipulated and agreed by Debtor that it is the intent of Payee and Debtor in the execution and delivery of this Note to contract in furtherance of such laws, and that none of the terms of this Note shall ever be construed to create a contract to pay for the use, forbearance or detention of money, at any interest rate in excess of the maximum non-usurious rate of interest permitted to be charged Debtor under the laws of the State of Texas or United States Federal Government, as applicable. The provisions of this paragraph shall govern over all other provisions of this Note should any such provisions be in apparent conflict herewith.

Any check, draft, money order, or other instrument given in payment of all or any portion of this Note may be accepted by Payee and handled in collection in the customary manner, but the same shall not constitute payment hereunder or diminish any rights of Payee except to the extent that actual cash proceeds of such instruments are unconditionally received by Payee. If at any time any payment of the principal of or interest on this Note is rescinded or must be restored or returned upon the insolvency, bankruptcy or reorganization of Debtor or otherwise, the obligation under this Note with respect to that payment shall be reinstated as though the payment had been due but not made at that time.

Debtor represents and warrants that the extension of credit represented by this Note is for business, commercial, investment, or other similar purposes and not primarily for personal, family, household or agricultural use.

This Note has been executed and delivered and shall be construed in accordance with and governed by the laws of the State of Texas and of the United States of America applicable in Texas. Venue for any litigation between Debtor and Payee with respect to this Note shall be Bexar County, Texas. Debtor and Payee hereby irrevocably submit to personal jurisdiction in Texas and waive all objections to personal jurisdiction in Texas and venue in Bexar County for purposes of such litigation.

DIGERATI TECHNOLOGIES, INC.,
a Nevada corporation

By:	/s/ Antonio Estrada
Name:	Antonio Estrada
Title:	CFO